FOR IMMEDIATE RELEASE: April 25, 2013	PR 13-09

Atna Replaces Duplicated Table in its 2012 Annual MD&A

Golden, CO – Atna Resources Ltd. (“Atna” or the “Company”) (TSX:ATN/OTCQB:ATNAF) is replacing a table on page 28 of the Company’s 2012 Annual Management Discussion & Analysis (the “2012 MD&A”) with a table showing quarterly financial metrics for 2011 and is providing this release as required under NI 51-102 Part 11.5 concerning the re-filing of documents.  A table showing 2012 quarterly data was inadvertently duplicated on pages 27 and 28 of the 2012 MD&A to the exclusion of 2011 quarterly information.

All of the 2011 quarterly financial metrics had previously been reported, and none of the information needed to be changed or restated. The discussion of trends following the tables in the Company’s 2012 MD&A was correct and referenced the missing 2011 quarterly information. This is a non-material event, but notice of the replacement is required. Atna apologizes for any inconvenience this may cause the reader of the 2012 MD&A. The amended copy of the 2012 MD&A can be found on SEDAR and EDGAR or on the Company’s website at www.atna.com.

FOR FURTHER INFORMATION, CONTACT:

James Hesketh, President and CEO - (303) 278-8464

Valerie Kimball, Investor Relations - toll free (877) 692-8182

www.atna.com